Mercedes-Benz Auto Lease Trust 2021-A
Investor Report
Collection Period Ended   31-Jan-2021

Page 1 of 6

Amounts in USD

Dates

Collection Period No.	1	
Collection Period (from... to)	1-Dec-2020	31-Jan-2021
Determination Date	11-Feb-2021	
Record Date	12-Feb-2021	
Payment Date	16-Feb-2021	
Interest Period of the Class A-1 Notes (from... to)	27-Jan-2021	16-Feb-2021 Actual/360 Days 20
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 2/15/2021	27-Jan-2021	15-Feb-2021 30/360 Days 18

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	245,000,000.00	245,000,000.00	173,763,994.66	71,236,005.34	290.759205	0.709241
Class A-2 Notes	490,000,000.00	490,000,000.00	490,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	428,000,000.00	428,000,000.00	428,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	110,860,000.00	110,860,000.00	110,860,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,273,860,000.00**	**1,273,860,000.00**	**1,202,623,994.66**	**71,236,005.34**		
Overcollateralization	216,039,733.86	216,039,733.86	232,627,670.63			
Total Securitization Value	**1,489,899,733.86**	**1,489,899,733.86**	**1,435,251,665.29**			
present value of lease payments	611,000,074.64	611,000,074.64	560,201,636.22			
present value of Base Residual Value	878,899,659.22	878,899,659.22	875,050,029.07			

	Amount	Percentage
Initial Overcollateralization Amount	216,039,733.86	14.50%
Target Overcollateralization Amount	234,659,208.08	15.75%
Current Overcollateralization Amount	232,627,670.63	15.61%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.146940%	20,000.17	0.081633	71,256,005.51	290.840839
Class A-2 Notes	0.180000%	44,100.00	0.090000	44,100.00	0.090000
Class A-3 Notes	0.250000%	53,500.00	0.125000	53,500.00	0.125000
Class A-4 Notes	0.320000%	17,737.60	0.160000	17,737.60	0.160000
Total		**135,337.77**		**$71,371,343.11**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	1,415,404,747.17	1,415,404,747.17	1,360,756,678.60

Available 2021-A Collections

Lease Payments Received	53,140,533.29
Net Sales Proceeds-early terminations (incl Defaulted Leases)	18,787,813.83
Net Sales Proceeds-scheduled terminations	1,760,412.11
Excess wear and tear included in Net Sales Proceeds	20,880.19
Excess mileage included in Net Sales Proceeds	52,623.79
Subtotal	73,688,759.23
Repurchase Payments	165,590.39
Advances made by the Servicer	0.00
Investment Earnings	159.71
Total Available Collections	**73,854,509.33**

Distribution on the Exchange Note

(1) Total Servicing Fee		2,483,166.22
Nonrecoverable Advances to the Servicer		0.00
(2) Exchange Note Interest Distributable Amount	(0.33%)	233,541.78
(3) Exchange Note Principal Distributable Amount		71,137,801.33
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount		0.00
(5) Remaining Funds Payable		0.00
Total Distribution		**73,854,509.33**

Available Funds ABS Notes

Total Exchange Note Payments	71,371,343.11
Reserve Account Draw Amount	0.00
Total Available Funds	**71,371,343.11**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	135,337.77
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	71,236,005.34
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	0.00
Total Distribution	**71,371,343.11**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	2,483,166.22	2,483,166.22	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	135,337.77	135,337.77	0.00
thereof on Class A-1 Notes	20,000.17	20,000.17	0.00
thereof on Class A-2 Notes	44,100.00	44,100.00	0.00
thereof on Class A-3 Notes	53,500.00	53,500.00	0.00
thereof on Class A-4 Notes	17,737.60	17,737.60	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	135,337.77	135,337.77	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	71,236,005.34	71,236,005.34	0.00
Principal Distribution Amount	71,236,005.34	71,236,005.34	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,724,749.33
Reserve Fund Amount - Beginning Balance	3,724,749.33
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	7.65
minus Net Investment Earnings	7.65
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,724,749.33
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	7.65
Net Investment Earnings on the Exchange Note	
Collection Account	152.06
Investment Earnings for the Collection Period	159.71

Notice to Investors

The fair value of the Notes and the Certificates on the Closing Date is summarized as follows:
Class A-1 Notes $245M (15.8%), Class A-2 Notes $490M (31.6%), Class A-3 Notes $428M (27.6%), Class A-4 Notes $111M (7.1%), Certificates $277M (17.9%), Total $1,551M (100.0%*). The Depositor must retain a percentage interest in the Certificates with a fair value of at least 5% of the aggregate fair value of the Notes and Certificates, or $77,558,254, according to Regulation RR.
*Percentages don't add up due to rounding.

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,489,899,733.86	35,662
Securitization Value beginning of Collection Period	1,489,899,733.86	35,662
Principal portion of lease payments	36,898,266.66	
Terminations- Early	16,343,671.74	
Terminations- Scheduled	1,100,056.91	
Repurchase Payment (excluding interest)	165,590.39	
Gross Losses	140,482.87	
Securitization Value end of Collection Period	1,435,251,665.29	35,163

Pool Factor	96.33%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.68%	6.68%
Weighted Average Remaining Term (months)	25.29	24.48
Weighted Average Seasoning (months)	13.33	14.18
Aggregate Base Residual Value	1,003,544,881.25	989,173,909.55
Cumulative Turn-in Ratio		68.68%
Proportion of base prepayment assumption realized life to date		158.24%
Actual lifetime prepayment speed		0.53%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,433,103,905.16	35,117	99.85%
31-60 Days Delinquent	1,849,873.78	38	0.13%
61-90 Days Delinquent	297,886.35	8	0.02%
91-120 Days Delinquent	0.00	0	0.00%
Total	1,435,251,665.29	35,163	100.00%

Delinquency Trigger		**4.747%**
60+ Delinquency Leases to EOP Aggregate Securitization Value		0.021%
Delinquency Trigger occurred		No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	130,793.47	5	130,793.47	5
Liquidation Proceeds	158,018.14		158,018.14	
Recoveries	0.00		0.00	
Principal Net Credit Loss / (Gain)	(27,224.67)		(27,224.67)	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.011)%
Prior Collection Period	NA
Second Prior Collection Period	NA
Third Prior Collection Period	NA
Four Month Average	(0.011)%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value	(0.002)%
Average Net Credit Loss / (Gain)	(5,444.93)

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	17,453,418.05	489	17,453,418.05	489
Sales Proceeds and Other Payments Received	20,078,489.37		20,078,489.37	
Residual Loss / (Gain)	(2,625,071.32)		(2,625,071.32)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(1.077)%
Prior Collection Period	NA
Second Prior Collection Period	NA
Third Prior Collection Period	NA
Four Month Average	(1.077)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value	(0.176)%
Average Residual Loss / (Gain)	(5,368.24)